SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)


Santa Fe Energy Resources, Inc.
(Name of Issuer)


$.732 Convertible Preferred Stock
(Title of Class of Securities)


802012401
(CUSIP Number)



Check the following box if a fee              / X /
    is being paid with this statement

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)

Page 1 of 7  Pages

----------------------------              -------------------------
Cusip No.  802012401               13G     Page 2 of 7 Pages
----------------------------              -------------------------
-------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    OppenheimerFunds, Inc.

   I.R.S. NO. 13-2527171
-------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                    A /   /

                    B / X /
-------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
-------------------------------------------------------------------
NUMBER OF           5.  SOLE VOTING POWER
SHARES                  0
BENEFICIALLY        -----------------------------------------------
OWNED BY            6.  SHARED VOTING POWER
EACH                    0
REPORTING           -----------------------------------------------
PERSON WITH         7.  SOLE DISPOSITIVE POWER
                        0
                    -----------------------------------------------
                    8.  SHARED DISPOSITIVE POWER
                        805,000
-------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    805,000
-------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *
-------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    7.52%
-------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
    IA
-------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------              -------------------------
Cusip No. 802012401                     13G     Page 3 of 7 Pages
----------------------------              -------------------------
-------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Oppenheimer Equity Income Fund

   I.R.S. NO. 84-0578481
-------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                    A /   /

                    B / X /
-------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts
-------------------------------------------------------------------
NUMBER OF           5.  SOLE VOTING POWER
SHARES                  805,000
BENEFICIALLY        -----------------------------------------------
OWNED BY            6.  SHARED VOTING POWER
EACH                    0
REPORTING           -----------------------------------------------
PERSON WITH         7.  SOLE DISPOSITIVE POWER
                        0
                    -----------------------------------------------
                    8.  SHARED DISPOSITIVE POWER
                        805,000
-------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    805,000
-------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *
-------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    7.52%
-------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
    IV
-------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934

Check the following box if a fee
         is being paid with this statement  / X /

Item 1(a)             Name of Issuer:
                      Santa Fe Energy Resources, Inc.

Item 1(b)             Address of Issuer's Principal Executive Offices:
                      1616 South Voss
                      Houston, Texas 77057

Item 2(a)             Name of Person Filing:
                      OppenheimerFunds, Inc.

Item 2(b)             Address of Principal Business Office:
                      Two World Trade Center, Suite 3400
                      New York, New York 10048-0203

Item 2(c)             Citizenship:
                      Inapplicable

Item 2(d)             Title of Class of Securities:
                      $.732 Convertible Preferred Stock

Item 2(e)             CUSIP Number:
                      802012401

Item 3(e)              X  Investment Adviser registered under Section 203 of
                          the Investment Advisers Act of 1940

Item 4(a)             Amount Beneficially Owned:   805,000 shares

Item 4(b)             Percent of Class:  7.52%

Item 4(c)(i)          Sole Power to vote or to direct the vote -  0

Item 4(c)(ii)         Shared power to vote or to direct the vote - 0

Item 4(c)(iii)        Sole power to dispose or to direct the disposition of
                      - 0

Item 4(c)(iv) Shared power to dispose or to direct the disposition of - 805,000 shares

Item 5                Ownership to Five Percent or Less of a Class:

                      If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

Item 6                Ownership of More than Five Percent on Behalf of
                      Another Person:
                      See Exhibit A hereto.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                      Inapplicable

Item 8                Identification and Classification of Members of the
Group:
                      Inapplicable

Item 9                Notice of Dissolution of Group:
                      Inapplicable

Item 10               Certification:
                      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE             After reasonable inquiry and to the best of my
                      knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  February 9, 1996

Signature:            /s/ Merryl Hoffman
                      ________________________________________
                   Name/Title:    Merryl Hoffman, Vice President

EXHIBIT A

     The Board of Directors or Trustees of the registered investment companies managed by OppenheimerFunds, Inc. ("OFI") and owning shares of the issuer can direct the disposition of dividends received by such funds and can dispose of such securities. Additionally, OFI shares the power to dispose of such securities with the Board of Directors or Trustees of such funds; however, the Board of Directors or Trustees of such fund has delegated these responsibilities to OFI as the fund's investment advisor under its investment advisory agreement. OFI has an interest relating to five (5%) percent or more of such securities as disclosed on Page 2 hereof, by virtue of the interest of five percent (5%) or more of such securities by Oppenheimer Equity Income Fund, as disclosed on pages 3 and 4 hereof. OFI disclaims ownership of such securities, except as expressly stated herein.

EXHIBIT B

     The undersigned investment company hereby acknowledges and agrees that a report on Schedule 13G being filed by OppenheimerFunds, Inc. on or about the date hereof, relating to the preferred stock of Santa Fe Energy Resources, Inc. filed on behalf of the undersigned.



Dated:  February 9, 1996



                          Oppenheimer Equity Income Fund




                          By: /s/ Robert G. Zack
                              ___________________________________
                              Robert G. Zack
                              Assistant Secretary